Organigram Announces Record Q2 Financial Results –

Net Income of $1.1 Million

Record Net Sales of $3.7 Million for the Quarter and Earnings Per Share (Basic) of $0.009

MONCTON, NEW BRUNSWICK – /April 24, 2018/CNW/ - Organigram Holdings Inc. (TSX VENTURE: OGI) (OTCQB:OGRMF) (the “Company” or “Organigram”), a leading licensed producer of medical marijuana based in Moncton, New Brunswick, is pleased to announce its financial results for the three and six-months ended February 28, 2018.

“We are incredibly proud of what we have achieved in Q2 as we registered record sales and a profit for the quarter” said Greg Engel the Company’s CEO, “but we have also significantly bolstered our balance sheet and from an operational and sales and marketing perspective we are well positioned to take full advantage of not only the medical market but also the burgeoning adult recreational and international opportunities as well”.

Operational and Financial Highlights

  Record net sales for both the three-month and six-months ended February 28, 2018;

  Record sales of cannabis oil for both the three-month and six-months ended February 28, 2018;

  Record yields per plant in the quarter ended February 28, 2018 with projected improvements in yields in Q3-2018 which, along with efficiencies in production, should allow the Company to realize newer lows in production costs per gram (or gram equivalent) in Q3;

  Registered medical patients climbed to a record 13,000 by the end of the quarter;

  The Company closed two significant financings in the quarter. An equity financing (with units issued consisting of one common share and ½ share purchase warrant) that closed on December 18, 2017 raising gross proceeds of $57.5 million and a convertible debenture offering (unsecured 6% coupon with a conversion option at $5.42/share) that closed on January 31, 2017 raising aggregate gross proceeds of $115 million; and

  The Company opened its Phase 2 expansion filling six rooms by the end of the quarter with the remaining 17 filled subsequent to the quarter. Organigram began its first harvest from Phase 2 on
  “4/20” (April 20, 2018).

Summary of Financial Results

	Three-months ended February 28		Inc. (Decr.)	Six-months ended February 28		Inc (Decr.)
(in $000 except EPS)	2018	2017		2018	2017

Gross sales	$ 3,219	$ 1,445	123%	$ 5,906	$ 3,675	61%
Sales recovery (return)	$ 469	$(2,026)	n/m1	$ 469	$ (2,026)	n/m
Net sales[2]	$ 3,689	$(581)	n/m	$ 6,375	$ 1,650	286%
Cost of sales (incl. indirect production)	$ (1,550)	$(3,029)	n/m	$ (3,340)	$ (3,808)	-12%
Gross margin (excluding FV adjustment)	$ 2,138	$(3,610)	n/m	$ 3,035	$ (2,158)	n/m
FV adjust. on bio assets and inventories	$ 4,384	$(367)	n/m	$ 5,106	$ (1,056)	n/m
Gross margin	$6,523	$(3,977)	n/m	$ 8,141	$ (3,214)	n/m

General and admin	$ (2,002)	$ (914)	119%	$ (3,187)	$ (1,455)	119%
Sales and marketing	$ (1,147)	$ (705)	63%	$ (2,280)	$ (1,372)	66%
Share-based compensation (non-cash)	$ (1,154)	$ (291)	296%	$ (1,899)	$ (565)	236%
Net financing costs[3]	$ (1,143)	$ 133	n/m	$ (1,099)	96	n/m
Net income (loss)	$ 1,078	$(5,755)	n/m	$ (324)	$(6,511)	-95%

EPS (basic)	$0.009	$ (0.059)	n/m	$ (0.003)	$ (0.071)	n/m
EPS (diluted)	$0.008	$ (0.059)	n/m	$ (0.003)	$ (0.071)	n/m

Sales of (in thousands):
Dried cannabis flower (gr)	238	142	68%	433	402	8%
Cannabis oil sold (ml)	552	139	297%	971	216	350

1 Not meaningful.

2 Net sales consist of gross sales and sales recovery (return) and includes dried flower and cannabis oil sales, sales of accessories and revenues from the Company’s wholly-owned subsidiary Trauma Healing Center.

3 Net financing costs consist of financing costs less any investment income earned.

Balance Sheet Highlights

At the end of the quarter the Company has:

o	$178 million in cash and short-term investments (up from $34 million at the August 31, 2017 year-end);

o	$70 million in property, plant and equipment (up from $45 million at year-end);

o	$12 million in current liabilities (up from $6 million at year-end);

o	$96 million in long-term debt and convertible debentures (up from $3 million at year- end);

o	125 million outstanding shares as at February 28, 2018 (104 million at year-end); and

o

140 million fully-diluted shares as at February 28, 2018 (114 million at year-end) – including 7.7 million options (Aug.31/17 – 6.3 million), 8.1 million warrants (Aug.31/17 – 4.3 million), and 21.2 million shares (Aug.31/17 - nil) if the convertible debentures are converted at $5.42.

Outlook

  Phase 3 expansion expected to be complete for the start of filling of rooms with first cannabis plants by June 1, 2018 bringing the Company’s pro-forma run-rate capacity to 36,000 kg/yr;

  The Company intends to launch its adult-recreational brand strategy on or about May 15, 2018; and

  Organigram expects to announce one or more strategic or international investments in the upcoming quarter.

For more information, visit www.Organigram.ca

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of medical marijuana in Canada. Organigram is focused on producing the highest quality, condition specific medical marijuana for patients in Canada. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the availability of funds, consummation of definitive documentation, the results of financing efforts, crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Organigram Holdings Inc.	Organigram Holdings Inc.
Paolo De Luca	Dylan Rogers
Chief Financial Officer	Investor Relations Analyst
paolo.deluca@organigram.ca	drogers@organigram.ca
(416) 661-0947	(506) 232-0121